UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Alliqua BioMedical, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

019621200

(CUSIP Number)

Mark J. Alles

Chief Executive Officer

Celgene Corporation

86 Morris Avenue

Summit, New Jersey 07901

(908) 673-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 019621200
1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CELGENE CORPORATION 22-2711928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,321,471 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 8,321,471 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,321,471 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.9% (2)
14	TYPE OF REPORTING PERSON* CO

(1) Includes 7,342,377 shares of Common Stock and 979,094 shares of Common Stock underlying warrants that are exercisable immediately; provided, however, that the exercise of the warrants is subject to the Ownership Cap described in Item 6.

(2) The percentage ownership is based on 36,137,486 shares of Common Stock outstanding as of February 28, 2017, which includes (i) 35,158,392 shares of Common Stock outstanding as reported by Alliqua BioMedical, Inc. to Celgene Corporation on such date, and (ii) 979,094 shares of Common Stock underlying warrants held by Celgene Corporation that are exercisable immediately; provided, however, that the exercise of the warrants is subject to the Ownership Cap described in Item 6.

This Amendment No. 7 amends the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 27, 2013, as amended by Amendment No. 1 filed with the Commission on March 7, 2014, Amendment No. 2 filed with the Commission on April 15, 2014, Amendment No. 3 filed with the Commission on May 4, 2015, Amendment No. 4 filed with the Commission on March 1, 2017, Amendment No. 5 filed with the Commission on March 16, 2017, and Amendment No. 6 filed with the Commission on March 29, 2017, by Celgene Corporation (“Celgene”) with respect to common stock, par value $0.001 per share (“Common Stock”), of Alliqua BioMedical, Inc., a Delaware corporation (“Alliqua”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

No modification.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented by adding the Schedule A hereto. During the past five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Pursuant to the Securities Purchase Agreement’s “most-favored nation” provision and subject to the Side Letter, on April 11, 2017, following a public offering of Common Stock at a purchase price of $0.40 per share (the “Public Offering Price”) on April 3, 2017, Alliqua adjusted the per share purchase price under the Securities Purchase Agreement to the Public Offering Price, and issued 296,277 shares of Common Stock to Celgene (the “MFN Shares”), and will issue 703,723 additional shares of Common Stock to Celgene if Alliqua obtains stockholder approval as may be required by the applicable rules and regulations of the NASDAQ Capital Market.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and supplemented by adding the following:

Following the issuance of the MFN Shares, subject to the Ownership Cap in the Side Letter, Celgene beneficially owns 8,321,471 shares of Common Stock (including 979,094 shares of Common Stock underlying warrants that are exercisable immediately), representing approximately 19.9% of the shares of Common Stock outstanding as of April 11, 2017.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No modification.

Item 7.	Material to Be Filed as Exhibits.

No modification.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 13, 2017

CELGENE CORPORATION

By:	/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President and Chief Financial Officer

SCHEDULE A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Person

The name, business address and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. The business address of each director and executive officer is c/o 86 Morris Avenue, Summit, New Jersey 07901. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

CELGENE CORPORATION — BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment

Robert J. Hugin Executive Chairman	Executive Chairman of Celgene Corporation

Mark J. Alles Chief Executive Officer	Chief Executive Officer of Celgene Corporation

Richard W. Barker, D.Phil. Director (Citizen of the United Kingdom)	Director of the Centre for Accelerating Medical Innovations; Chairman of the Health Innovation Network of South London, UK; Chairman of International Health Partners; Chairman of Precision Medicine Catapult plc.

Michael W. Bonney Director	Formerly Chief Executive Officer and a director of Cubist Pharmaceuticals Inc.; Chairman of the Board of Alynylam Pharmaceuticals, Inc.; member of the Board of Directors of Global Blood Therapeutics, Inc.; Trustee of the Tekla complex of life sciences and dedicated funds; Board of Trustee Chair of Bates College

Michael D. Casey Director	Formerly Chairman, President, Chief Executive Officer and a director of Matrix Pharmaceutical, Inc.; Director of Abaxis, Inc.

Carrie S. Cox Director	Chairman of the Board of Directors and Chief Executive Officer of Humacyte, Inc.; member of Board of Directors of Texas Instruments; member of Board of Directors of Cardinal Health, Inc.

Jacqualyn A. Fouse, Ph.D. Director	Strategic Advisor to the Executive Committee of Celgene Corporation; Director of Dick’s Sporting Goods

Michael A. Friedman, M.D. Director	Emeritus Chief Executive Officer of City of Hope; member of Board of Directors of MannKind Corporation; member of Board of Directors of Smith & Nephew plc; member of the Board of Directors of Intuitive Surgical Inc.; member of Board of Trustees of Tulane University

Julia A. Haller, M.D. Director	Ophthalmologist-in-Chief of the Wills Eye Hospital, Philadelphia, PA; Professor and Chair of the Department of Ophthalmology at Jefferson Medical College of Thomas Jefferson University and Thomas Jefferson University Hospitals

Gilla Kaplan, Ph.D. Director	Director of the Global Health Program, Tuberculosis, at the Bill and Melinda Gates Foundation

James J. Loughlin Director	Formerly National Director of the Pharmaceuticals Practice at KPMG LLP; member of Board of Directors of each of Edge Therapeutics, Inc.

Ernest Mario, Ph.D. Director	Chairman of the Board of each of Capnia, Inc. and Chimerix Inc.; member of the Board of Directors of Tonix Pharmaceutical Holding Corp.

CELGENE CORPORATION — EXECUTIVE OFFICERS

Name	Title

Robert J. Hugin	Executive Chairman

Mark J. Alles	Chief Executive Officer

Scott A. Smith	President and Chief Operating Officer

Peter N. Kellogg	Executive Vice President and Chief Financial Officer

Gerald Masoudi	Executive Vice President, General Counsel and Corporate Secretary

Michael Pehl	President, Hematology & Oncology

Rupert Vessey	President, Research and Early Development